Exhibit 21
SUBSIDIARIES

•	Audio Innovations, Inc., an Oklahoma corporation

•	MB Quart Shanghai, Inc., an Arizona corporation

•	Rockford (Europe) Elektronik Vertriebs GmbH, a German GmbH

•	Rockford Foreign Sales Corporation, a Barbados corporation

•	Rockford Sales.Com, Inc., an Arizona corporation

•	Rockford Singapore Corporation, an Arizona corporation